UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Dividend Policy of SK Telecom Co., Ltd. (the “Company”) (Fair Disclosure)

1. Information	Title	Dividend Policy
Details

Dividend Policy for FY2021 – FY2023

•  Total dividend amount for each year is expected to be determined within the range of 30 – 40% of the Company’s EBITDA, net of capital expenditures (based on earnings of the surviving company after the Company’s contemplated spin-off on a separate basis).

•  Quarterly dividends are expected to be implemented beginning in the second quarter of 2021.

	Expected Time of Disclosure	–
2. Provision of Information	Provider	SK Telecom Co., Ltd.
	Target Audience	Domestic and overseas investors, analysts, press, etc.
	Expected Time and Date of Provision	August 11, 2021, 16:30 (Korea time)
	Name of Event (Location)	2021 2Q Earnings Conference Call
3. Point of Contact (Department/Telephone Number)		IR Planning (+82-2-6100-2114)
4. Other Matters Relating to Investment Decision

- The amount of dividend per fiscal year is subject to change due to the business environment and market conditions and will be finally determined by approvals by the board of directors and the general meeting of shareholders.

- This disclosure relates to the dividend policy of SK Telecom Co., Ltd. as the surviving company after the contemplated spin-off. The dividend policy of the new company to be spun off will be determined pursuant to discussions of such company’s board of directors after its establishment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joongsuk Oh

(Signature)
Name:	Joongsuk Oh
Title:	Senior Vice President

Date: August 11, 2021